UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 3
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company (Issuer))
THE HEARST FAMILY TRUST
THE HEARST CORPORATION
HEARST HOLDINGS, INC.
HEARST BROADCASTING, INC.
(Names of Filing Persons (Offeror))
Series A Common Stock, par value $0.01 per Share
(Title of Class of Securities)
422317 10 7
(CUSIP Number of Class of Securities)

Eve B. Burton
The Hearst Corporation
300 West 57th Street
New York, New York 10019
(212) 649-2045
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Copy to:
Richard D. Pritz
Kathleen L. Werner
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)
$587,062,031	$18,023

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc., par value $0.01 per share (the “Shares”), not beneficially owned by The Hearst Corporation (“Hearst”) or certain related persons at a purchase price of $23.50 per Share, net to the seller in cash. According to Hearst-Argyle Television, Inc.’s registered stockholder list dated September 4, 2007, there were 52,483,343 Shares issued and outstanding, of which 27,501,980 are held by Hearst. Accordingly, this calculation assumes the purchase of 24,981,363 Shares.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee is equal to $30.70 per one million dollars of transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $18,023
Form or Registration No.: Schedule TO-T
Filing Parties: The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst
Broadcasting, Inc.
Date Filed: September 14, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☑ going-private transaction subject to Rule 13e-3.
☑ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A, as amended, originally filed under the cover of Schedule TO on September 14, 2007 by The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc. The Schedule TO relates to the offer by Hearst Broadcasting, Inc., a Delaware corporation (“Hearst Broadcasting”), to purchase all outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle”), not owned by Hearst Broadcasting, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and as may be amended and supplemented from time to time, constitute the “Offer”).
Item 1. Summary Term Sheet
     The section captioned Summary Term Sheet beginning on page 1 of the Offer to Purchase is hereby amended and supplemented by adding the following subsections:
Principal Advantages and Disadvantages of the Offer (See The Offer—Section 1. Terms of the Offer; The Offer—Section 6. Price Range of Shares; Dividends; Special Factors—Section 3. The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger; The Offer—Section 9. Merger and Appraisal Rights; “Going Private” Rules; The Offer—Section 13. Certain Effects of the Offer and the Merger and Special Factors—Section 8. Conduct of Hearst-Argyle’s Business if the Offer is not Completed)
•	The principal advantage of the Offer and the Merger is that you have an opportunity to sell your Shares at the price per share being paid in the Offer and the Merger.

•	The principal disadvantage of the Offer and the Merger is that if each is successfully completed you will not have an opportunity to participate in any future growth of Hearst-Argyle.
Interests of Hearst’s Directors, Officers and Other Affiliates (See Special Factors—Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives; Special Factors—Section 3. The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger; Special Factors—Section 6. Transactions and Arrangements Concerning the Shares; Special Factors—Section 7. Related Party Transactions; and The Offer—Section 8. Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust, as well as Schedules A, B and C to the Offer to Purchase)
•	The interests of Hearst’s directors, officers and other affiliates in the Offer and the Merger may be the same as or different from your interests. For example:
—	Some of Hearst’s directors and officers own shares, which they are entitled to tender in the offer for the same price per share that is available to you.

—	If the Offer and the Merger are successful and Hearst owns 100% of the shares, then only Hearst will be entitled to participate in any future growth of Hearst-Argyle.
Presentation of Lazard Frères & Co. LLC (See Special Factors—Section 4. Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst)

•	We engaged Lazard as our sole financial advisor in connection with the Offer.

•	In connection with Lazard’s engagement, Lazard prepared certain financial analyses with respect to Hearst-Argyle to assist us in our evaluation of Hearst-Argyle from a financial perspective.
     The first bullet point of the subsection captioned Principal Terms of the Offer of the section captioned Summary Term Sheet on page 1 of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:
For additional information about us and certain of our affiliates see The Offer—Section 8. Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust; Special Factors—Section 6. Transactions and Arrangements Concerning the Shares; Special Factors—Section 7. Related Party Transactions and the related Schedules A, B and C of the Offer to Purchase.
     The third bullet point of the subsection captioned Principal Terms of the Offer of the section captioned Summary Term Sheet on page 1 of the Offer to Purchase is hereby amended and restated as follows:
•	The Offer is scheduled to expire at 5:00 pm, New York City time, on Friday, October 12, 2007, unless we extend the Offer. We have committed to plaintiffs’ counsel in the outstanding purported class action litigations that we will not purchase shares prior to Friday, October 26, 2007. Accordingly, we will either extend or terminate the Offer at or prior to Friday, October 12, 2007, and announce such extension or termination no later than 9:00 a.m. on Monday, October 15, 2007.
     The second bullet point of the subsection captioned Conditions to the Offer of the section captioned Summary Term Sheet on page 1 of the Offer to Purchase is hereby amended and restated as follows:
•	The Offer is not conditioned on obtaining financing, we have sufficient financial resources to purchase the shares sought in the Offer and we intend to use available cash to do so. Accordingly, our financial condition is not relevant to your decision whether to tender your shares in the Offer.
     The first bullet point of the subsection captioned The Merger of the section captioned Summary Term Sheet on page 1 of the Offer to Purchase is hereby amended and restated as follows:
•	If the Offer is completed and we own at least 90% of the then outstanding shares, we will, subject to any legal impediments, effect a “short-form” merger between Hearst-Argyle and one of our wholly-owned subsidiaries as permitted by Delaware law without the vote of, or prior notice to, Hearst-Argyle’s board of directors or stockholders, at the same price per share paid in the Offer.
     The subsection captioned What Will Happen if I do not Tender my Shares? of the section captioned Summary Term Sheet on page 3 of the Offer to Purchase is hereby amended and supplemented by adding the following:

•	If you exercise your right to demand an appraisal of your shares pursuant to Delaware law, you will receive a judicially determined “fair value” for your shares, which could be more or less than, or the same as, the price per share being paid in the Offer and the Merger.
Item 2. Subject Company Information
     Reference is made to Schedule B of the Offer to Purchase regarding purchases of Shares made by Hearst within the last two years.
Item 4. Terms of the Transaction
     The last sentence in the first paragraph of the section captioned Introduction beginning on page 5 of the Offer to Purchase is hereby amended and restated as follows:
     Unless otherwise specified, references in this Offer to Purchase to “Hearst” are to The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. or Hearst Broadcasting, as applicable.
     The first sentence of the subsection captioned Merger of the section captioned The Offer—Section 9. Merger and Appraisal Rights; “Going Private” Rules beginning on page 26 of the Offer to Purchase is hereby amended and restated as follows:
Promptly following the completion of the Offer, if Hearst has obtained ownership of at least 90% of the then outstanding Shares, Hearst unconditionally commits, subject to any legal impediments, to transfer its Shares to a newly-formed, wholly-owned subsidiary and to cause that subsidiary to merge with Hearst-Argyle pursuant to the “short-form” merger provisions of Delaware law, at the same Offer Price per Share that is paid in the Offer.
     The section captioned The Offer—Section 11. Conditions of the Offer beginning on page 27 of the Offer to Purchase is amended and supplemented as follows:
     The first paragraph of the section is amended and restated in its entirety as follows:
     Notwithstanding any other provision of the Offer, Hearst shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities Exchange Act, pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) at the expiration of the Offer, the Minimum Tender Condition has not been satisfied or (ii) on or after September 14, 2007, and at or prior to the expiration of the Offer (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:
     Subparagraph (a) of the section is amended and restated in its entirety as follows:
     (a) there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, U.S. or non-U.S. which, directly or indirectly (i) challenges the acquisition by Hearst of the Shares, seeks to restrain, delay or prohibit the consummation of the Offer or the Merger or, seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or the Merger, (ii) seeks to prohibit or impose material limitations on Hearst’s acquisition, ownership or operation of all or any portion of its or Hearst-Argyle’s business or assets (including the business or assets of their respective affiliates and subsidiaries) or of the Shares (including, without limitation, the right to vote the Shares purchased by Hearst, on an equal basis with all other Shares, on all matters presented to the stockholders of Hearst-Argyle), or seeks to compel Hearst to dispose of or hold separate all or any portion of its own or Hearst-Argyle’s business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the Offer or the Merger, (iii) reasonably would be expected to affect adversely Hearst-Argyle or Hearst, or any of their respective affiliates or subsidiaries (an “Adverse Effect”), or result in a diminution in the value of the Shares or in the value of Hearst-Argyles or Hearst’s assets, in each case by more than $1 million (a “Diminution in Value”), or (iv) seeks to impose any condition to the Offer or the Merger unacceptable to Hearst; or
     Subparagraph (c) of the section is amended and restated in its entirety as follows:
     (c) any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that has or reasonably would be expected to have a material Adverse Effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects of Hearst-Argyle or any of its subsidiaries, or Hearst shall have become aware of any fact that has or reasonably would be expect to have such an Adverse Effect or results or reasonably would be expect to result in a Diminution in Value; or
     Subparagraph (i) of the section is amended and restated in its entirety as follows:
     (i) any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that has or reasonably would be expected to have an Adverse Effect or results or reasonably would be expected to result in a Diminution in Value; or
     The last two paragraphs of the section are amended and restated in their entirety as follows:
     The foregoing conditions are for the sole benefit of Hearst and may be asserted or waived by Hearst (other than the Minimum Tender Condition, which may not be waived) in whole or in part at any time and from time to time in its sole discretion at or prior to the expiration of the Offer (other than those involving the receipt of any requisite governmental approvals). The determination as to whether any condition has been satisfied shall be in the reasonable judgment of Hearst and, subject to applicable law, will be final and binding on all parties. The failure by Hearst at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, subject to the foregoing, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If Hearst waives a condition with respect to the tender of any Share, it will waive the condition with respect to the tender of all Shares.
     A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     The section captioned Special Factors—Section 1. Background beginning on page 6 of the Offer to Purchase is hereby amended and restated to clarify the following:
Mr. Ganzi stated in the August 24, 2007 letter to Hearst-Argyle’s board of directors that “[r]ecent events in the capital markets have placed a meaningful premium on liquidity . . . .” Mr. Ganzi was referring to the events in the capital markets resulting from turmoil in the US housing market and subprime mortgage industry and the related reports of a “credit crunch,” general lack of available funding and desire on the part of financial market participants for liquidity.

     The section captioned Special Factors—Section 1. Background beginning on page 6 of the Offer to Purchase is hereby amended and supplemented as follows:
     In September 2006, representatives of Hearst and Hearst-Argyle discussed issues similar to the ones discussed in the April 2006 meeting.
Item 8. Interest in Securities of the Subject Company
     Schedule B of the Offer to Purchase is hereby amended and supplemented to clarify that footnote “(7)” to the “Securities Ownership” table set forth therein should qualify the 1,052,112 securities owned by David J. Barrett.
Item 9. Persons / Assets, Retained, Employed, Compensated or Used
     The first paragraph of the section captioned The Offer—Section 15. Fees and Expenses beginning on page 33 of the Offer to Purchase is hereby amended and restated as follows:
     Lazard is acting as sole financial advisor to Hearst, and Hearst has agreed to pay Lazard for its services an aggregate fee of $3.25 million, $1 million of which became payable upon the commencement of the Offer and the balance of which is payable upon the consummation of the Offer. Lazard also has been retained to act as Dealer Manager in connection with the Offer. Hearst has agreed to reimburse Lazard for its expenses, including the fees and expenses of its counsel, and to indemnify Lazard and certain related parties against certain liabilities that may arise out of the rendering of its services, including liabilities under the federal securities laws. Lazard has provided and may currently or in the future provide investment banking services to Hearst and/or Hearst-Argyle for which Lazard has received or may receive customary fees, including acting as financial advisor to Hearst in connection with a potential investment by Hearst in one or more companies in the media industry, for which Lazard has received a retainer fee of $250,000 and may receive an additional success fee if any such investment is consummated.
Item 11. Additional Information
     The subsection captioned Stockholder Litigation in the section captioned The Offer—Section 14. Certain Legal Matters beginning on page 31 of the Offer to Purchase is hereby amended and supplemented as follows:
     Hearst has committed to plaintiffs' counsel in each of the following two outstanding consolidated purported class action litigations that it will not purchase Shares in the Offer prior to Friday, October 26, 2007:
•	Consolidated New York action: In Re Hearst-Argyle Television, Inc. Shareholder Litigation (Index No. 07-602881).

•	Consolidated Delaware action: In Re Hearst-Argyle Television, Inc. Shareholders Litigation (Consolidated C.A. No. 3205-CC).
Item 13. Information Required by Schedule 13E-3
Item 6. Purposes of the Transaction and Plans or Proposals

Item 7. Purposes, Alternatives, Reasons and Effects

Item 8. Fairness of the Transaction

     The section captioned Special Factors—Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives beginning on page 8 of the Offer to Purchase is hereby amended and restated as follows:
2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives
     The purpose of the Offer and the Merger is for Hearst to increase its ownership of outstanding Shares from approximately 52% (before giving effect to the conversion of Hearst’s Series B Shares and Convertible Preferred Securities, which would increase Hearst’s percentage ownership to approximately 74%) to 100% because, as described in more detail in this section, Hearst no longer believes that there is a compelling reason for Hearst-Argyle to remain a publicly traded company and because of the various benefits from Hearst-Argyle becoming a 100% subsidiary of Hearst. The acquisition of Shares not owned by Hearst or its affiliates has been structured as a cash tender offer and, if the Offer is completed and Hearst owns at least 90% of the then outstanding Shares will be followed by a cash merger in order to effect a prompt and orderly transfer of ownership of Hearst-Argyle from the public stockholders to Hearst and provide Hearst-Argyle stockholders with cash for all of their Shares as promptly as practicable.
     To consummate the Merger, upon completion of the Offer Hearst will contribute its Shares to a wholly-owned subsidiary and cause that subsidiary to merge with Hearst-Argyle. Under the DGCL, if Hearst’s wholly-owned subsidiary owns at least 90% of the outstanding Shares, and 90% of the outstanding shares of each class of Hearst-Argyle stock entitled to vote on the Merger (Hearst owns all of the Series B Shares, the only other outstanding voting stock of Hearst-Argyle), Hearst could effect the Merger without a vote of or prior notice to Hearst-Argyle’s stockholders or board of directors. Pursuant to the Merger, each then outstanding Share (other than Shares owned by Hearst, or Hearst’s subsidiaries or Shares, if any, that are held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), would be converted into the right to receive the same amount of cash consideration paid in the Offer. As a result of the Merger, Hearst-Argyle would become a wholly-owned subsidiary of Hearst.
     When Hearst contributed most of its television broadcast group to Argyle Television, Inc. in 1997 in exchange for a controlling interest in that company, the intent was to create a pure play television company concentrating on the big three networks which would have a publicly traded stock that could be used as a currency for future tax-free acquisitions. Following this strategy, Hearst-Argyle successfully acquired the NBC and WB affiliates in Sacramento for cash and the Pulitzer stations in a tax-free merger using stock, as well as several other cash and like-kind exchange transactions. The result is that Hearst-Argyle today is the largest independent owner of ABC affiliates and the second largest owner of NBC affiliates. Hearst-Argyle’s 26 owned television stations, together with the three stations owned by Hearst and managed by Hearst-Argyle, reach approximately 18% of television households in the market.
     Although Hearst-Argyle has been able to grow significantly through acquisitions, prospects for additional growth are limited absent a further relaxation in the broadcast television ownership rules. At this time, a relaxation of the rules in the immediate future appears unlikely. In addition, Hearst-Argyle’s stock is not an attractive acquisition currency due to its current pricing and its trading history. Moreover, with the individual U.S. federal income capital gains tax rate at only 15%, Hearst believes the desire for tax-free mergers has greatly diminished.
     When Hearst-Argyle was formed in August of 1997, the value of the Shares was $26.50 per share based on the terms of the transaction. The Shares reached an all time high closing price of $40 per share in June of 1998 and an all time low closing price of $16.70 per share in October 2001. As of August 23,

2007, the average closing price for the last three years was $24.49, and for the last four weeks, was $20.44 per share. The stock closed on August 23, 2007 at $20.46. The 52-week trading range of the Shares from August 21, 2006 to August 21, 2007 was $19.74 to $27.87.
     These factors have caused Hearst to conclude that there is no longer a compelling reason for Hearst-Argyle to remain a publicly traded company. At the same time, there would be a number of benefits from Hearst-Argyle becoming 100% owned by Hearst. These benefits include the following:
•	As a privately held company, Hearst-Argyle will have greater flexibility to operate with a view to the long-term without focusing on short-term operating earnings and its associated implications to public stockholders.

•	The elimination of the additional burdens on management, as well as the expense, associated with being a public company, including preparing periodic reports under federal securities laws and maintaining investor relations.

•	The ability to utilize Hearst-Argyle’s retransmission consent rights (these are rights to negotiate a grant of retransmission consent to permit a distributor to carry a station’s signal, in most cases in exchange for some form of consideration from the distributor).

•	Elimination of duplicative business development efforts at the Hearst and Hearst-Argyle levels.

•	Providing Hearst with access to all of Hearst-Argyle’s cash flow.

•	Simplification of the capital structure of Hearst and Hearst-Argyle, and a reduction in the cost of any borrowings to fund Hearst-Argyle’s business.
     Hearst also considered that the transaction would be accretive to Hearst’s cash available without taking into account any cost savings from the transaction. Hearst decided to pursue the Offer and the Merger rather than a sale by Hearst of some or all of the Shares and other interests of Hearst-Argyle it owns in light of Hearst’s belief that Hearst-Argyle’s operations and business represented an important component of the overall operations and competitive position of Hearst and its affiliates and that Hearst-Argyle is an important element of their long-term strategic plan.
     Hearst, having come to a determination to pursue the acquisition of the Shares, considered transaction structure alternatives and determined to make a cash tender offer followed by a short-form merger. In choosing a tender offer followed by a merger, Hearst considered the following material factors:

•	A cash tender offer followed by a short-form merger is a transaction structure that is commonly used to effect an acquisition of the minority interests in a publicly traded company by its significant stockholders.

•	Hearst-Argyle’s stockholders (other than Hearst) would likely receive the Offer Price sooner in a tender offer than if Hearst and Hearst-Argyle pursued a negotiated merger transaction.

•	No separate approval of Hearst-Argyle’s board of directors is required for the Offer because the Offer is made directly to Hearst-Argyle’s stockholders who have a choice whether or not to tender.

•	The Offer does not compel any Hearst-Argyle stockholder to sell its Shares, and the Merger will not be effected unless the Minimum Tender Condition is satisfied.

•	This structure entitles Hearst-Argyle’s stockholders who do not tender their Shares in the Offer to demand a judicial appraisal of the fair value of their Shares under Delaware law.

•	The existence of established Delaware precedent (including the Siliconix and Pure Resources cases) concerning the conduct of tender offers such as the Offer and negotiated mergers.

•	Open market purchases and negotiating privately negotiated purchases is a less efficient and more time consuming process than a tender offer for purchasing shares from a large number of disaggregated stockholders.
     These factors represent all of the material factors considered by Hearst with respect to the reasons for structuring the transaction as a cash tender offer followed by a short-form merger. Hearst’s consideration of the circumstances affecting Hearst-Argyle and their implications for Hearst-Argyle’s prospects as described herein, and the average closing price of the Shares for the last four weeks of $20.44 per share (as described above), caused Hearst to conclude that it is appropriate to pursue the Offer and the Merger at this time. The determination to proceed with the Offer and the Merger at this time would also, in the view of Hearst, afford Hearst-Argyle’s stockholders other than Hearst and certain of its affiliates the ability to dispose of their Shares at a premium over market prices prevailing prior to the time that Hearst’s intention to make the Offer was announced.
     Hearst is not seeking the consent of Hearst-Argyle with respect to the acquisition of the outstanding Shares. Hearst is prepared, however, to answer any questions Hearst-Argyle’s special committee of independent directors may have.
     In connection with the Offer and the Merger, Hearst currently expects to retain the Shares acquired by it, to operate Hearst-Argyle as a going concern under its control and to review Hearst-Argyle’s assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine which changes may be necessary following the Merger to best organize and integrate the activities of Hearst-Argyle and Hearst (and its affiliates). Hearst expressly reserves the right to make any changes to the Offer and its future plans that it deems necessary or appropriate in light of its review or future developments.
     The section captioned Special Factors—Section 3. The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger beginning on page 10 of the Offer to Purchase is hereby amended and restated as follows:
3. The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger

     The rules of the SEC require The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust (collectively referred to as “Hearst” in this Section 3 unless the context otherwise requires) to express their belief as to the fairness of the Offer and the Merger to Hearst-Argyle’s stockholders who are not affiliated with them. Accordingly, Hearst believes that the Offer and the Merger is both financially and procedurally fair to Hearst-Argyle’s stockholders who are not affiliated with them (whether or not such stockholders elect to tender their Shares in the Offer or remain as stockholders of Hearst-Argyle) based on the following:
     Hearst believes that the Offer and the Merger are financially fair to Hearst-Argyle stockholders who participate in the Offer or determine to remain as stockholders of Hearst-Argyle because:
•	The Offer Price, which is payable both in the Offer and the Merger, represents a premium of approximately 15% over the closing price of the Shares on August 23, 2007, the last day prior to the public announcement of the Offer, and a premium of approximately 15% over the average price per share for the four-week period ending on August 23, 2007.

•	All Hearst-Argyle stockholders, including those who elect not to tender their Shares in the Offer but to remain instead as stockholders of Hearst-Argyle, have an equal opportunity to participate in the Offer on the same terms.

•	The financial analyses contained in a presentation provided by Lazard and considered by Hearst that included, among other things, discounted cash flow analyses with respect to Hearst-Argyle and comparisons of certain financial, operating and stock market data (including the 52-week trading range of the Shares) and financial information for selected publicly traded companies and transactions that are similar to Hearst-Argyle and the Offer, respectively. While Hearst did not rely on Lazard’s analyses to make its fairness determination, and Lazard expressed no opinion with respect to the fairness of the Offer from a financial perspective or otherwise, Hearst believes that Lazard’s presentation does support Hearst’s determination as to fairness given the implied per share equity reference ranges for Hearst-Argyle that resulted from Lazard’s analyses. The position of Hearst’s Senior Vice President, Chief Financial Officer, Treasurer and Director, Ronald J. Doerfler, as a member of the boards of directors of Lazard Ltd and Lazard Group LLC, each of which is an affiliate of Lazard, did not affect Hearst’s determination that the Offer and the Merger are financially fair to Hearst-Argyle stockholders who participate in the Offer or determine to remain as stockholders of Hearst-Argyle because, in Hearst’s judgment, Mr. Doerfler’s position has no bearing on the integrity of the analysis conducted by Lazard. Lazard was retained by Hearst on an arms’-length basis. A summary of Lazard’s presentation is set forth in this Offer to Purchase under Special Factors—Section 4. Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst. This section also describes the reasons why Lazard was selected by Hearst to act as its financial advisor in connection with the Offer and the Merger.

•	The Offer and the Merger will provide additional liquidity for Hearst-Argyle’s unaffiliated stockholders because they provide an alternative means whereby Shares may be sold that did not exist prior to the commencement of the Offer.

•	Stockholders who do not tender their Shares in the Offer are entitled, in connection with the Merger, to demand the purchase of their Shares for a purchase price equal to the “fair value” of their Shares, as determined by a court, by following the procedures required by the DGCL. See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules.

     Hearst believes that the Offer and the Merger are procedurally fair to Hearst-Argyle stockholders who participate in the Offer or determine to remain as stockholders of Hearst-Argyle under the Merger because:
•	The Offer is subject to the Minimum Tender Condition, which is not waivable. Hearst believes that the Hearst-Argyle stockholders are capable of evaluating the fairness of the Offer and the Merger and an informed decision by holders of a majority of Shares (other than those described above in Introduction) provides meaningful procedural protections for Hearst-Argyle stockholders because (1) if the Minimum Tender Condition is not satisfied Hearst will not be able to consummate the Offer because the condition is not waivable, (2) Hearst-Argyle stockholders who determine not to tender their Shares will be able to demand appraisal of their Shares in the Merger pursuant to the DGCL if the Offer is consummated and Hearst owns at least 90% of the outstanding Shares and (3) the Merger will not occur if the Offer is not consummated.

•	Each of Hearst-Argyle’s stockholders will be able to decide voluntarily whether or not to tender Shares in the Offer and, if the Offer and the Merger are completed and such stockholder has elected not to tender, such stockholder will be entitled to receive the same type and amount of consideration in the Merger that such stockholder would have received in the Offer.

•	Stockholders who do not tender their Shares in the Offer are entitled, in connection with the Merger, to demand the purchase of their Shares for a purchase price equal to the “fair value” of their Shares, as determined by a court, by following the procedures required by the DGCL. See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules.

•	Hearst-Argyle has publicly disclosed that its board of directors has formed a special committee of independent directors to review, evaluate and make recommendations to stockholders (other than Hearst) with respect to the Offer, and that the committee has retained Morgan Stanley as its financial advisor and Simpson Thacher & Bartlett LLP as its legal advisor. According to Hearst-Argyle’s Proxy Statement for its May 3, 2007 Annual Meeting of Stockholders, the board of directors of Hearst-Argyle has determined that these directors are independent in accordance with the NYSE listed company standards, which provide, among other things, that no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company (for these purposes, the “listed company” includes any parent or subsidiary in a consolidated group with the company, which would include Hearst). These directors are not officers or directors of Hearst or appointed by Hearst to the board of Hearst-Argyle and, to the knowledge of Hearst, otherwise have no relationship with Hearst that would require related-party disclosure under U.S. securities laws. David J. Barrett, Chief Executive Officer and a director of Hearst-Argyle, and a director, officer and/or trustee of various Hearst entities, has recused himself from deliberations regarding the Offer and the Merger at both Hearst and Hearst-Argyle.
     Hearst did not find it practicable to assign, nor did it assign, specific relative weights to the individual factors considered in reaching its conclusion as to fairness. In reaching its conclusion as to fairness, Hearst did not consider the liquidation value of Hearst-Argyle’s assets because it considers Hearst-Argyle to be a viable going concern. In addition, the liquidation of Hearst-Argyle’s assets was not considered to be a viable course of action based on Hearst’s desire for Hearst-Argyle to continue to conduct its business as a subsidiary of Hearst and remain an integral component of Hearst’s overall long-term strategy. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares, and Hearst believes that the liquidation value of Hearst-Argyle is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders. Further, Hearst did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of Hearst-Argyle as a going concern but rather is indicative of historical costs. Hearst-Argyle’s net book value per share as of June 30, 2007, calculated by dividing stockholders’ equity by the number of shares of common stock outstanding on such date, was $20.34. This value is below the Offer Price.
     Hearst also considered purchase prices paid by it to purchase Shares within the past two years: (1) those prices ranged from $19.99 to $25.25 per Share compared to the Offer Price of $23.50 per Share, (2) the average price for the Shares acquired by it has decreased consistently over the last two years, (3) Hearst has not purchased Shares for prices above the Offer Price since the first calendar quarter of 2006 during which the average price per Share paid by it was $23.66 and (4) Hearst has not purchased any Shares for more than 12 months. As provided above, the 52-week trading range analysis conducted by Lazard implied a per share equity reference range for Hearst-Argyle within which the Offer Price is contained. Notwithstanding the foregoing, in Hearst’s judgment the prices it or anyone else paid in the past are not indicative of the value of the Shares as of the date of this Offer to Purchase in light of Hearst-Argyle’s current business operations and future prospects.
     Hearst is not aware of any firm offers made for Hearst-Argyle during the past two years and did not solicit any firm offers during such period, and in any event has no intention of selling the Shares beneficially owned by it, and therefore did not consider any such offers in reaching its conclusion as to fairness. To Hearst’s knowledge, a majority of the directors of Hearst-Argyle who are not employees of Hearst-Argyle have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of preparing a report concerning the fairness of the transaction. Based on Hearst-Argyle’s public disclosure that the special committee of its board of directors has retained Morgan Stanley and Simpson Thacher as its financial and legal advisors to assist it in considering the Offer and in light of the procedural safeguards discussed above, however, Hearst does not believe that the failure to retain such a representative is material.
     Hearst’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price payable in the Offer and the Merger to Hearst-Argyle’s unaffiliated stockholders (who elect to tender their Shares in the Offer or remain as stockholders of Hearst-Argyle) in relation to the going concern value of Hearst-Argyle on a stand-alone basis. Hearst implicitly considered the going concern value of Hearst-Argyle by taking into account Hearst-Argyle’s current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters.
     The foregoing discussion of the information and factors considered and weight given by Hearst is not intended to be exhaustive, but includes the material factors considered by Hearst. Hearst’s views as to the financial and procedural fairness of the Offer and the Merger should not be construed as a recommendation to any stockholder as to whether such stockholder should tender such stockholder’s Shares in the Offer, remain as a stockholder of Hearst-Argyle, demand appraisal rights pursuant to the DGCL in connection with the Merger or otherwise.
     The title and first sentence of the section captioned Special Factors—Section 8. Conduct of Hearst-Argyle’s Business if the Offer is not Completed on page 16 of the Offer to Purchase are hereby amended and restated as follows:
8. Conduct of Hearst-Argyle’s Business if the Offer is not Completed or if the Offer is Completed and Hearst Does not own at Least 90% of the Then Outstanding Shares
     If the Offer is not completed, or if the Offer is completed and Hearst does not own at least 90% of the then outstanding Shares, Hearst will re-evaluate its options with respect to the Shares not owned by it.
     The Special Factors section of the Offer to Purchase is hereby amended and supplemented by adding the following new subsection:
9. Effects of the Offer and the Merger
     The consummation of the Offer and Merger will affect Hearst-Argyle and its stockholders in a variety of ways.

After completion of the Offer, and provided Hearst owns at least 90% of the outstanding Shares, Hearst will complete the Merger pursuant to the short-form merger provisions of the DGCL. The Merger is expected to occur as soon as practicable after completion of the Offer. After the Merger, Hearst-Argyle would be a wholly owned subsidiary of Hearst. Under the short-form merger provisions of the DCGL, the Merger may be consummated without a vote of Hearst-Argyle’s stockholders or board of directors. Non-tendering stockholders will have the right to demand the purchase of their Shares for a judicially determined “fair value” under the DGCL. See The Offer—Section 9. Merger and Appraisal Rights; “Going Private” Rules. If, after the Offer is completed but prior to consummation of the Merger, the aggregate ownership by Hearst of the outstanding Shares is less than 90% for any reason, Hearst may decide to convert its Series B Shares and Convertible Preferred Securities into Shares, acquire additional Shares on the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer Price. See Special Factors—Section 8. Conduct of Hearst-Argyle’s Business if the Offer is not Completed.
     As a result of the Offer, Hearst’s interest in Hearst-Argyle’s net book value and net earnings will increase to the extent of the number of Shares it acquires. For example, according to the Form 10-K filed by Hearst-Argyle with the SEC for the period ended December 31, 2006, Hearst Argyle’s net book value and net earnings were $1,882,807,000 and $98,723,000, respectively. Assuming Hearst owned 52% of the outstanding Shares at that time, Hearst’s interest in Hearst-Argyle’s net book value and net earnings would have been approximately $979,059,640 and $51,335,960, respectively. Following consummation of the Merger, Hearst’s interest in those items will increase to 100%, and Hearst will be entitled to all other benefits resulting from Hearst’s 100% ownership of Hearst-Argyle, including all income generated by Hearst-Argyle’s operations and any future increase in Hearst-Argyle’s value. Following the Offer and Merger, for U.S. federal income tax purposes, Hearst-Argyle will become a member of Hearst’s affiliated group and will be included in Hearst’s consolidated U.S. federal income tax return. Hearst does not expect the Offer and Merger to result in any material U.S. federal income tax consequences to Hearst-Argyle. Similarly, Hearst will also bear all of the risk of losses generated by Hearst-Argyle’s operations and any decrease in the value of Hearst-Argyle after the Offer and Merger. Upon consummation of the Merger, Hearst-Argyle will become a privately-held corporation. Accordingly, former stockholders will not have the opportunity to participate in the earnings and growth of Hearst-Argyle after the Offer and Merger and will not have any right to vote on corporate matters. Similarly, former stockholders will not face the risk of losses generated by Hearst-Argyle’s operations or decline in the value of Hearst-Argyle after the Offer and Merger.
     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. The Shares currently are registered under the Exchange Act and are quoted on The New York Stock Exchange under the symbol “HTV.” As a result of the Merger, Hearst-Argyle will be a privately held corporation, and there will be no public market for the Shares. After the Merger, the Shares will cease to be quoted on The New York Stock Exchange, and price quotations with respect to sales of Shares in the public market will no longer be available. In addition, after the Merger, registration of the Shares under the Exchange Act will be terminated, and Hearst-Argyle will no longer be required to file periodic reports with the SEC. See The Offer—Section 13. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations.
     The first subsection captioned General in the section captioned The Offer—Section 13. Certain Effects of the Offer and the Merger beginning on page 30 of the Offer to Purchase is hereby deleted in its entirety and the name of the section is hereby amended and restated to read as follows:

13. Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations
     Item 9. Reports, Opinions, Appraisals and Negotiations
     The section captioned Special Factors—Section 4. Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst beginning on page 11 of the Offer to Purchase is amended and supplemented as follows:
     The first sentence of the first paragraph of the section is hereby amended and restated as follows:
     After considering various alternative advisors, Hearst retained Lazard as its sole financial advisor in connection with the Offer.
     The following sentence is hereby added to the end of the third full paragraph of the section on page 12 of the Offer to Purchase:
Except as described above, Hearst imposed no other instructions or limitations on Lazard with respect to the investigations made or the procedures followed by Lazard in preparing its analyses.
     The Summary of Analyses subsection beginning on page 13 of the Offer to Purchase is hereby amended and restated as follows:
     Summary of Analyses
     The following is a summary of the financial analyses presented by Lazard to the board of directors of Hearst on August 24, 2007.
     52-Week Trading Range. Using publicly available information, Lazard reviewed the 52-week trading range of the Shares from August 21, 2006 to August 21, 2007. The range in which the Shares traded during such period was $19.74 to $27.87.
     Equity Research Current Target Prices. Using publicly available research analysts’ estimates, Lazard reviewed the equity research price targets for the Shares for a period of 12 months. The range of equity research price targets was $21.00 to $28.00. Lazard calculated the present value, as of September 30, 2007, of these equity research price targets using a discount rate of 10%, which discount rate was derived based on a review of Hearst-Argyle’s cost of equity. This analysis resulted in the following implied per share equity target price range for Hearst-Argyle:
Implied Per Share Equity Target Price
Range for Hearst-Argyle

$19.41 — $25.88

     Comparable Companies Analysis. Lazard reviewed publicly available financial and stock market information for Hearst-Argyle and eight selected publicly traded companies in the television industry. The selected companies were Belo Corp., Gray Television, Inc., Journal Communications, Inc., LIN Television Corporation, Media General, Inc., Nexstar Broadcasting Group, Inc., Sinclair Broadcast Group, Inc. and Young Broadcasting Inc. Lazard reviewed, among other things, enterprise values of the selected companies, calculated based on closing stock prices on August 21, 2007, as a multiple of the average of the estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, for calendar years 2007 and 2008. Lazard then applied a range of selected EBITDA multiples of 10.5x to 11.5x, which range was derived from the selected companies, to the average of Hearst-Argyle’s estimated EBITDA for calendar years 2007 and 2008. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates. Estimated financial data for Hearst-Argyle were based on the Hearst-Argyle Forecasts. This analysis indicated the following implied per share equity reference range for Hearst-Argyle:
Implied Per Share Equity Reference
Range for Hearst-Argyle

$20.71 — $23.56
     Premiums Paid Analysis. Lazard reviewed the premiums paid in selected minority buy-out transactions with transaction values greater than $250 million announced between January 2000 and August 2007, relative to the closing stock prices of the target companies in such transactions one trading day, one week and four weeks prior to public announcement of the relevant transaction. Lazard then applied a range of selected premiums of 15% to 25%, which premiums were derived from the selected transactions, to the closing price of the Shares on August 21, 2007 and one week and four weeks prior to August 21, 2007. Financial data of Hearst-Argyle and the selected transactions were based on publicly available information. This analysis indicated the following implied per share equity reference range for Hearst-Argyle:
Implied Per Share Equity Reference
Range for Hearst-Argyle

$23.01 — $25.01
     Selected Change-of-Control Transactions Analysis. Lazard reviewed financial information relating to selected transactions involving companies in the television industry announced between January 2004 and August 2007. Lazard reviewed, among other things, transaction values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, plus net debt, as a multiple of the target company’s EBITDA for the then-current year. Lazard then applied a range of selected EBITDA multiples of 11.5x to 12.5x, which range was derived from the selected transactions, to the average of Hearst-Argyle’s estimated EBITDA for calendar years 2007 and 2008. Financial data of the selected transactions were based on publicly available information. Financial data of Hearst-Argyle were based on the Hearst-Argyle Forecasts. This analysis indicated the implied per share equity reference range for Hearst-Argyle set forth below. Lazard noted that, unlike the Offer, the selected transactions reviewed involved a sale of control of the target company or a purchase of assets, which often results in higher valuations.
Implied Per Share Equity Reference
Range for Hearst-Argyle

$23.56 — $26.32
     Discounted Cash Flow Analysis. Lazard performed a discounted cash flow analysis of Hearst-Argyle to calculate the estimated present value of the standalone, unlevered, after-tax free cash flows that Hearst-Argyle could generate from the fourth quarter of fiscal year 2007 through the full fiscal year 2011 utilizing the Hearst-Argyle Forecasts. Lazard calculated estimated terminal values for Hearst-Argyle by applying a range of EBITDA terminal value multiples of 10.5x to 11.5x to the average of Hearst-Argyle’s estimated EBITDA for fiscal years 2011 and 2012. The standalone, unlevered, after-tax free cash flows and terminal values were then discounted to present value using discount rates ranging from 7.0% to 8.5%, which discount rates were derived based on a review of the weighted average cost of capital for Hearst-Argyle and selected comparable companies and public research analysts’ estimates of such cost of capital. This analysis indicated the following implied per share equity reference range for Hearst-Argyle:
Implied Per Share Equity Reference
Range for Hearst-Argyle

$20.97 — $24.99
     Hypothetical Leveraged Buy-Out Analysis. Lazard performed a leveraged buy-out analysis to estimate the theoretical purchase price that could be paid by a hypothetical buyer in an acquisition of all of the shares of Hearst-Argyle common stock, taking into account the potential pro forma leverage structure of Hearst-Argyle that could result from the financing of such acquisition under customary market terms and assuming that such buyer would attempt to realize a return on its investment at the end of calendar year 2011. The estimated debt capacity of Hearst-Argyle was calculated by applying leverage multiples ranging from 7.0x to 9.0x to the average of Hearst-Argyle’s estimated EBITDA for calendar years 2007 and 2008. Estimated exit values for Hearst-Argyle were calculated by applying a range of exit value multiples of 10.5x to 11.5x to the average of Hearst-Argyle’s estimated EBITDA for calendar years 2011 and 2012. Lazard then derived a range of theoretical purchase prices based on a minimum assumed required internal rate of return of 15.0%. Financial data for Hearst-Argyle were based on the Hearst-Argyle Forecasts. This analysis indicated the implied per share equity reference range for Hearst-Argyle set forth below. Lazard noted that Hearst beneficially owns a majority of the outstanding shares of Hearst-Argyle common stock and has informed Lazard that it has no current intention of selling such shares.
Implied Per Share Equity Reference
Range for Hearst-Argyle

$21.24 — $24.25
     Although the Lazard Presentation does not compare the Offer Price with the reference ranges set forth in each of the above tables because Lazard was not asked to, and did not, deliver an opinion as to the fairness of the Offer Price from a financial point of view, the Hearst board of directors compared such reference ranges with the Offer Price of $23.50 per Share.
     The full text of the Lazard Presentation materials is set forth as an exhibit to Hearst’s Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer and may be obtained in the manner set forth in The Offer — Section 7. Certain Information Concerning Hearst-Argyle. Copies of the presentation materials may be made available for inspection and copying during regular business hours by any stockholder or its representative who has been designated in writing by contacting the Information Agent using the information set forth on the back cover of this Offer to Purchase.
     Lazard is acting as sole financial advisor to Hearst, and Hearst has agreed to pay Lazard for its services an aggregate fee of $3.25 million, $1 million of which became payable upon the commencement of the Offer and the balance of which is payable upon the consummation of the Offer. Lazard also has been retained to act as Dealer Manager in connection with the Offer. Hearst has agreed to reimburse Lazard for its expenses, including the fees and expenses of its counsel, and to indemnify Lazard and certain related parties against certain liabilities that may arise out of the rendering of its services, including liabilities under the federal securities laws. Lazard has provided and may currently or in the future provide investment banking services to Hearst and/or Hearst-Argyle for which Lazard has received or may receive customary fees, including acting as financial advisor to Hearst in connection with a potential investment by Hearst in one or more companies in the media industry, for which Lazard has received a retainer fee of $250,000 and may receive an additional success fee if any such investment is consummated.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST BROADCASTING, INC.
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Vice President

HEARST HOLDINGS, INC.
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

THE HEARST CORPORATION
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

THE HEARST FAMILY TRUST
By:	/s/ Victor F. Ganzi
	Name:	Victor F. Ganzi
	Title:	Trustee

Date: October 2, 2007